Exhibit 99.3
February 8, 2008
Mr. Andrew R. Agosto
Vice President
Carrizo Oil and Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
Dear Mr. Agosto:
     At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2007, to the Carrizo Oil and Gas, Inc. (Carrizo) interest in certain properties located in various counties in Texas. This report has been prepared using constant prices and costs and conforms to our understanding of the Securities and Exchange Commission (SEC) guidelines.
     Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Carrizo interest, as of December 31, 2007, to be:

	Net Reserves			Future Net Cash Flow($)
	Oil	Gas	NGL		Present Worth
Category	(Bbls)	(Mcf)	(Bbls)	Total	at 10%
Proved Developed
Producing	210,129	92,406,273	4,073,258	$593,822,125	$288,805,062
Non-Producing	0	13,996,906	0	$55,848,039	$30,236,881
Proved Undeveloped	108,496	122,421,844	3,469,535	$494,553,781	$186,770,625

Total Proved(1)	318,625	228,825,023	7,542,793	$1,144,223,945	$505,812,568

(1)	The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.
     The oil reserves include crude oil and condensate. Oil reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.
     The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Definitions of all reserve categories used in this report are presented immediately following this letter.
     This report includes: (1) summary economic projections of reserves and cash flow for each reserve category, (2) one-line summaries of basic economic data and reserves for each property evaluated, (3) economic projections of reserves and cash flow for each evaluated property and (4) production plots showing historical and forecasted production volumes for each property.
4600 Greenville Avenue, Suite 160 • Dallas, Texas 75206 • Phone (214) 363-3337 • Fax (214) 363-1608

     Estimates of reserves were prepared using standard geological and engineering methods generally accepted by me petroleum industry. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made with similar properties where more complete data were available. For five properties Taylor 1H, Taylor 2H, Taylor 3H, Taylor 4H and Taylor 5H, we utilized daily production data available to us for part of January 2008.
     The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. The prices on December 31, 2007 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the December 31, 2007 prices. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.
     Oil prices are referenced to a December 31, 2007 physical price of $92.50 per barrel, as posted by Plains All American Pipeline, L.P., adjusted for gravity, crude quality, transportation fees, and regional price differentials. Gas prices are referenced to a December 31, 2007 physical spot price of $6.80 per MMBtu, as posted by Platts Gas Daily (Henry Hub spot), adjusted for energy content, transportation fees, and regional price differentials. Natural gas liquid prices are referenced to a December 31, 2007 ORIS Daily pricing of $60.73/bbl. Prices are held constant in accordance with SEC guidelines.
     Lease and well operating expenses are based on data obtained from Carrizo. Expenses for the properties operated by Carrizo include allocated overhead costs along with direct lease and field level costs. Wells operated by others include all direct expenses as well as general, administrative, and overhead costs allowed under the specific joint operating agreements. Lease and well operating costs are held constant in accordance with SEC guidelines.
     Capital costs and timing of all investments have been provided by Carrizo and are included as required for workovers, new development wells, and production equipment. These costs are also held constant.
     LPC has made no investigation of possible oil and gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Carrizo interest. Our projections are based on the Carrizo interest receiving its net revenue interest share of estimated future gross oil and gas production.
     Technical information necessary for the preparation of the reserve estimates herein was furnished by Carrizo or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Carrizo including the extent and character of the interest evaluated.
     An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. Consideration was given to salvage values or abandonment costs for all of the properties. However, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.
LaRoche Petroleum Consultants, Ltd.

     The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.
     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates Should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.
     This report is solely for the use of Carrizo, its agents, and its representatives in their evaluation of these properties and is not to be used, circulated, quoted, or otherwise referenced for any other purpose without the express written consent of the undersigned. Persons other than those to whom this report is addressed shall not be entitled to rely upon the report unless it is accompanied by such consent.
     We are independent petroleum engineers, geologists, and geophysicists; neither we nor any of our employees have any interest in the subject properties and neither our employment to make this study nor our compensation is contingent on our estimate of reserves and future income for the subject properties. Data pertinent to this report are maintained on file in our office.

Very truly yours, LaRoche Petroleum Consultants, Ltd.
/s/ Al lakovakis
Al lakovakis
Senior Staff Engineer

/s/ William M. Kazmann
William M. Kazmann
Licensed Professional Engineer State of Texas No. 45012

Al/mk
07-918
LaRoche Petroleum Consultants, Ltd.